StoreNext Working with IBM to Deliver Innovative Point-of-Sale
         Retail Solutions to Independent Retailers and Regional Chains

Armonk, New York, April 30, 2008 -- IBM (NYSE: IBM) today announced that it will work with StoreNext Retail Technologies LLC, a subsidiary of Retalix Ltd. (NASDAQ: RTLX), to market pre-packaged retail solutions powered by IBM point-of-sale systems for independent and regional chain grocers.

StoreNext, the leading supplier of retail technology to independent grocers and regional chains, will now add IBM point-of-sale (POS) terminals to its solutions portfolio. Retalix and StoreNext software applications on powerful IBM POS units will give clients greater flexibility and choice to meet their IT requirements, and enable StoreNext with IBM to extend its leadership to untapped markets in this space.

"This is an exciting opportunity for us," said John Gaydac, vice president, IBM Retail Store Solution Sales, Americas. "We are pleased to be working with a market leader like StoreNext and its dealer network to extend our reach into the SMB market. StoreNext's grocery applications coupled with IBM hardware enables both companies to better serve this important segment, and adding this new channel and solution to our existing ACE independent grocery offering provides independent grocers with the widest set of solutions possible."

"It was time to extend the IBM-Retalix relationship by pairing StoreNext's software with IBM's terminal hardware," said Ray Carlin, president and CEO of StoreNext. "The market is demanding hardware choice, and this partnership will deliver outstanding value and a powerful brand to key market segments such as convenience stores and independent grocers."

The agreement calls for StoreNext to market IBM SurePOS retail terminals with StoreNext ISS45(TM) and ScanMaster(R) grocery point-of-sale software solutions. The company will also bundle the IBM platforms with the Retalix StorePoint(TM) POS solution for the convenience-fuel retail market.

The ScanMaster and ISS45 systems are fully integrated with IBM's SurePOS 300, SurePOS 500 and SurePOS 700 terminal lines. The new grocery packages are available immediately from StoreNext's nationwide reseller network. Systems combining Retalix StorePoint C-store software with the IBM hardware will be released this summer.

With this announcement Retalix/StoreNext becomes the first solution provider to join the IBM Retail Store Solutions Industry Remarketer Program, also announced today. The collaboration with IBM gives StoreNext dealers access to the industry's leading point-of-sale technology. It allows IBM to extend its reach into the independent grocery segment through an extensive StoreNext network of local dealers serving a range of clients, from the smallest independent store operator to grocery chains of up to 100-plus stores.

The announcement is part of a global IBM campaign to create and deliver top-quality, cost-effective, easy-to-implement solutions for small to mid-sized businesses, one of the industry's fastest growing IT segments.

In January, IBM announced a joint initiative with Retalix, StoreNext's Israel-based parent company, to provide integrated enterprise management solutions based on the IBM Remote Management Agent and Retalix automated software to help grocery and convenience store clients centrally manage their point-of-sale systems, applications and other elements of their retail data centers.

About StoreNext:
StoreNext Retail Technologies LLC is the leading supplier of retail technology to independent grocers and regional chains. Based in Dallas, Texas, StoreNext is a subsidiary of Retalix (NASDAQ: RTLX) and markets POS hardware, Retalix's ISS45 and ScanMaster POS software, Retalix Store and Retalix HQ, as well as Internet Connected Services for managing stores via Web-enabled applications. StoreNext is the IT company that's dedicated to meeting the needs of this wholesaler-served market with packaged solutions that were previously available, affordable or practical only for large chains. Web site: www.storenext.com.

About Retalix:
Retalix (NASDAQ: RTLX) is an independent provider of software solutions to retailers and distributors worldwide. Retalix solutions serve the needs of grocery chains, convenience and fuel retailers, food and consumer goods distributors and independenst grocers. The Company offers a portfolio of software applications that automate and synchronize essential retail and supply chain operations, encompassing stores, headquarters and warehouses. The company's International headquarters are located in Ra'anana, Israel, and its American headquarters are located in Dallas, Texas. For more information about Retalix, please visit www.retalix.com.

About IBM: For additional information please visit www.ibm.com/press.

Media Contacts:
Jim Smith
IBM Media Relations
(914) 766-4231 (office) (203) 232-7000 (mobile) smithje@us.ibm.com

Neil McGlone
Michael A. Burns & Associates
214-521-8596
mburns@mbapr.com